Public

21002817

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70419

SEC Mail Processing
MAR 01 2021
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **9/16/19** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RFA Securities LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Walnut Street, 8th Floor
(No. and Street)

Philadelphia (City) **Pennsylvania** (State) **19104** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Hewitt **212-715-8753**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 W Jackson Blvd. Suite 2250 (Address) **Chicago** (City) **Illinois** (State) **60604** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Anish Vora**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RFA Securities LLC**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

2/26/21

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, RFA Securities LLC is making this filing without a notarization.

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the 15c3-3 Exemption Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of RFA Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RFA Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of RFA Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RFA Securities LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RFA Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as RFA Securities LLC's auditor since 2020.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2021

RFA Securities LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	97,836
Deposit with clearing broker		105,071
Commissions receivable		102,984
Due from affiliate		395
Prepaid expenses and other assets		9,090
Total Assets	$	315,376
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	157,658
Due to clearing brokoer		12,738
Due to affiliate		307
Total Liabilities	$	170,703
Member's Equity		144,673
Total Liabilities and Member's Equity	$	315,376

See accompanying notes.

RFA Securities LLC

Notes to Financial Statement

December 31, 2020

1. Organization

RFA Securities LLC (the "Company") was formed as a limited liability company on September 16, 2019. The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the Nasdaq PHLX on December 5th, 2019. The Company's primary business is to provide options floor brokerage services to its institutional customers. The Company is a wholly owned subsidiary of FCF Group Intermediate Holdings, LLC.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Accounts Receivable
The Company's receivables are due from various institutional companies, including broker dealers, under contractual agreements. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired.

Revenue Recognition
The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contacts with Customers effective in 2018. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company provides brokerage and execution services to various customers whereby a customer requests the Company to transact or execute the purchase or sale of a specific listed option as instructed by the customer. The Company invoices these customers monthly for the various services in which the Company has purchased and sold pursuant to the customer requests. The Company believes that the performance obligation is met on the trade date of the trade execution as there are no further performance obligations once the transactions are executed by the Company.

Exchange Rebates
Rebates are received for QCC options trades executed on the Nasdaq PHLX and CBOE and are credited by the Exchange on a monthly basis.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments
ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2020, the Company held no Level 1, Level 2 or Level 3 investments.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its direct owner/ sole member, FCF Group Intermediate Holdings, LLC, which subsequently passes 100% of its taxable income and expenses to the ultimate holding company, FCF Group Holdings, LLC. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2019. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of December 31, 2020.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1). This rule requires the Company to maintain a minimum net capital equal to the greater of 12.5% of aggregate indebtedness or $5,000. Further, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 12 to 1. At December 31, 2020, the Company's net capital was $98,331 which was $76,993 in excess of the required net capital of $21,338. The Company's aggregated indebtedness to net capital ratio was 1.74 at December 31, 2020.

4. Risk Concentration

The Company's cash consists of cash held at a financial institution where it may, at times, exceed government insurance limits during the period. At December 31, 2020 the Company had no uninsured cash balances.

5. Deposit with Clearing Organization

The Company's clearing organization, Vision Financial Markets, LLC ("Clearing firm"), requires that it maintain at least $105,000 in deposits.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities floor broker, the Company acts in an agency only capacity for counterparties such as broker dealers, banks and other financial institutions. The Company does not commit capital or otherwise engage in proprietary trading activities. The Company maintains a fully disclosed clearing agreement with Clearing firm. The agreement between the Company and Clearing firm provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

8. Financial Instruments – Credit Losses

Measurement of Credit Losses- In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Expected credit losses are measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and are generally recognized earlier than under previous standards. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial statements.

RFA Securities LLC

Notes to Financial Statement

December 31, 2020

9. Occupancy

Occupancy expenses are for costs related to maintaining trading position on the floor of the Nasdaq PHLX options exchange, as well as costs related to the Company's off floor office.

10. Related Party Transactions

Effective January 1, 2020, the Company maintains an expense sharing agreement with its affiliates under common control ((FOG Equites, LLC ("FOG"), Casey Securities, LLC ("CSEC"), and FCF Group Holdings, LLC ("FCF")).

At December 31, 2020, CSEC owed the Company $11,916, which is presented in both due from affiliate and commissions receivable on the statement of financial condition.

During the period ending December 31, 2020, the Company, in the ordinary course of its business, forwards equity trades tied to its options business to its affiliate, FOG. No amounts are due from this affiliate as it relates to equity trades. As such, there is no market risk related to this business that could cause losses to be incurred.

At December 31, 2020, the Company owed $307 to FCF.

11. Subsequent Events

The Company has evaluated the subsequent events through February 26, 2021, the date which the financial statements were available to be issued, noting no material events requiring disclosure except as noted below.

During the month of January 2021, the Company had member's equity contributions totaling $55,000.